

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 6, 2017

Via E-mail
Ivo Heiden
Chief Executive Officer
Ecomat Inc.
2275 Huntington Drive, Suite 851
San Marino, CA 91108

> **Re:** **Ecomat Inc.**
> **Form 10-12G**
> **Filed July 10, 2017**
> **File No. 000-21613**

Dear Mr. Heiden:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Pamela Howell
                    for

                    John Reynolds
                    Assistant Director
                    Office of Beverages, Apparel
                    and Mining